FINTECH TV

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FINTECH TV
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CNBC
GTS
NEW YORK STOCK
STOCK EXCHANGE
WELCOME
NATHANIEL BRADLEY
ALICIA NIEVES
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ABU DHABI
FINANCE
WEEK

Content & Studio Overview





About.
What We Do

MORE EXCHANGES
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24/7 Channel

FINTECH.TV is getting ready for its launch of a 24/7 channel with distribution to global OTT platforms. Rolling out in Q4 2023 and Q1 2024



Our Mission

We are the only media platform dedicated to Blockchain, Digital Assets and IMPACT/Sustainability coverage.



New Studios – Coming Soon

In addition to our NYSE studio, we have finalized a deal with ADGM in Abu Dhabi for a new studio.

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FINTECH.TV PREMIERES NEW NYSE STUDIO WITH RINGING OF THE OPENING BELL


NYSE OPENING BELL
SEPTEMBER 1, 2022
NYSE
FINTECH TV
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NYSE
NEW YORK STOCK EXCHANGE


FINTECH TV

NYSE and FINTECH.TV celebrated the launch of FINTECH.TV's new floor studio with the ringing of the Opening Bell in September. This marquee studio gives us the ability to produce daily live coverage and connect it with other locations around world - creating a truly global network!

NYSE PREMIERE!

FINTECH.TV STUDIO ON ADGM CAMPUS

FINTECH.TV is excited to announce our new studio in Abu Dhabi. The broadcast studio on the ADGM campus will be the headquarters for our Middle East coverage and the location for our daily show airing 5 a.m.-7 a.m. EST on our 24/7 channel and additional reports in our NYSE broadcasting block from 9 a.m.-1 p.m.

We are also partnering with ADGM for several events, including Abu Dhabi Finance Week and COP 28



JAVITS STUDIO

JAVITS STUDIO COMING SOON

The FINTECH.TV team is excited to announce our new production studio which is in the process of being built at the iconic convention center in New York City.
The 24/7 facility offers a perfect place of television broadcasting, production digital signage opportunities for conferences & companies.

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ADDITIONAL STUDIO LAUNCHES IN 2023/2024

FINTECH.TV is expanding its reach to become a global 24/7 news source. We are increasing coverage around this great world by adding correspondents for key regions such as Singapore & Tel Aviv.

Each hub launched adds more expansion into what can be considered a full network that covers all aspects related to finance sectors plus issues shaping tomorrow's future.



DAILY DOWNLOAD LIVE FROM THE NYSE FLOOR

With the launch of our studio, FINTECH.TV is preparing to launch a live daily version of the Daily Download to be the cornerstone of our 24/7 global coverage. The live broadcast will launch in Q4 for 4 hours beginning at 9 a.m. EST Mon-Fri.

NYSE FLOOR STUDIO

Daily Segments from Nasdaq



HEADLINES

INX

TEXAS BITCOIN

NORTH KOREA HACK

SOLAR RECORD

FINTECH™

TEXAS PAID BITCOIN MINER TO SHUT DOWN DURING HEAT WAVE

Daily Download



VINCE MOLINARI

@Fintech

FINTECH

Nasdaq



FINTECH™

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OTT Distribution

After launching the live channel, FINTECH.TV will engage with leading OTT Platforms for potential Live Channel Distribution:

Samsung SMART TV   Roku   pluto tv   tubi

Syndication/Distribution Partners:

amagi   KATZ DIGITAL



DJI
NYA
LAUNCHING
ADGM
FINTECH TV
ABU DHABI BROADCAST STUDIO
NOVEMBER 14TH
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FINTECH TV

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CURRENT OTT LAUNCHES

Initial Launch Partners for FINTECH.TV 24/7 Live Channel:



Freebie tv	local now	LG	Tivify	OHP Open Heavens Prime
U.S.	U.S.	Australia	Spain	Africa









On Demand Platforms:





amazon fireTV   Roku

NYSE
CITADEL | Securities
ICE



KATZ DIGITAL VIDEO IS NEW SALES AGENCY FOR FINTECH.TV

FINTECH.TV is delighted to announce that KATZ Digital Video, a subsidiary of iHeart Media will rep FINTECH.TV on all national advertising on digital and OTT platforms.

Signature Sustainability Shows

FINTECH TV
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TheIMPACT

To support accelerating progress towards meeting the United Nations Sustainable Development Goals (SDGs), TheIMPACT features leaders in sustainable investing, climate change and social impact

With COVID-19 generating greater interest in these themes, we are reaching new audiences of activists and investors

















PATRICK FLYNN
VICE PRESIDENT, SUSTAINABILITY
salesforce
TheIMPACT

NEW YORK
LONDON
STUART WILLIAMS
PRESIDENT, ICE FUTURES EUROPE
FINTECH

TheIMPACT
BROADCAST FROM NYSE
MARIA GOTSCH
Partnership Fund for NYC
VINCE MOLINARI
TheIMPACT

THE NEST SUMMIT
TOM STEYER
FOUNDER
FARALLON
CO-FOUNDER
beneficial state bank

JOSHUA SETIPA
MANAGING DIRECTOR
UN TECHNOLOGY
TheIMPACT

Biogen
Nasdaq
TheIMPACT
FOUNDER, CEO GREENFENCE
MITCH CHAIT

SSE TV

We partner with the United Nations Sustainable Stock Exchanges initiative (UN SSE) to amplify the dialogue on sustainable finance, peer-to-peer learning, and the sharing of best practices. This series features CEOs and Chief Sustainability Officers of each exchange, providing an in-depth view of the progress they have made in the past decade to support the sustainable development goals and encourage each other to increase the ESG footprint globally.


STUART WILLIAMS
PRESIDENT, ICE FUTURES EUROPE
ice


LEILA FOURIE
CEO
JSE


DAVID SCHWIMMER
CHIEF EXECUTIVE OFFICER AT
London
Stock Exchange Group

FINTECH TV
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FINTECH TV
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FINTECH TV
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FINTECH TV
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CNBC
NYSE
UBS
POW-MIA
ice

Content & Studio Overview